SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of Banco de Chile and Subsidiaries Consolidated Financial Statements as of December 31, 2005 and 2004, released in Chilean newspapers on February 20, 2006.

The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of December 31, 2005 and 2004

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

	2005	2004
ASSETS
	MCh$	MCh$

	659,308.1	922,677.9
CASH AND DUE FROM BANKS

LOANS:
Commercial loans	3,510,901.7	2,970,510.5
Foreign trade loans	550,769.8	620,616.9
Consumer loans	864,144.1	716,757.7
Mortgage loans	670,346.7	849,397.3
Leasing contracts	454,805.0	356,231.4
Contingent loans	723,574.6	550,013.7
Other outstanding loans	1,335,020.9	969,946.8
Past due loans	71,348.7	87,734.0

Total loans	8,180,911.5	7,121,208.3
Allowance for loan losses	(141,304.8)	(159,317.8)

Total loans, net	8,039,606.7	6,961,890.5

OTHER LOANS:
Interbank loans	25,012.0	15,744.4
Investments purchased under agreements to resell	46,695.4	27,257.1

Total other loans	71,707.4	43,001.5

INVESTMENTS:
Government securities	611,538.1	946,547.6
Other financial investments	547,555.8	331,649.9
Investment collateral under agreements to repurchase	244,219.7	359,680.8
Assets held for leasing	22,103.6	27,809.2
Assets received in lieu of payment	10,449.5	16,710.5
Other non-financial investments	1.7	2.3

Total investments	1,435,868.4	1,682,400.3

OTHER ASSETS	336,660.5	243,550.9

FIXED ASSETS:
Bank premises and equipment, net	142,449.6	137,446.3
Investments in other companies	7,160.3	5,606.5

Total fixed assets	149,609.9	143,052.8

Total assets	10,692,761.0	9,996,573.9

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,516,219.0	1,475,853.4
Time deposits	4,771,305.5	3,995,728.5
Other demand and time deposits	411,206.2	652,479.2
Securities sold under agreements to repurchase	270,749.6	361,653.1
Mortgage finance bonds	556,504.3	817,288.4
Contingent liabilities	723,907.0	551,330.2

Total deposits and other liabilities	8,249,891.6	7,854,332.8

BONDS ISSUED:
Bonds	324,703.6	188,049.5
Subordinated bonds	305,284.5	275,890.6

Total bonds issued	629,988.1	463,940.1

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,406.7	1,999.6
Other Central Bank borrowings	—	111,517.9
Borrowings from domestic financial institutions	90,160.2	27,349.4
Foreign borrowings	661,492.8	616,988.1
Other liabilities	33,743.2	46,461.0

Total borrowings from financial institutions and Central Bank	786,802.9	804,316.0

OTHER LIABILITIES	250,971.1	175,168.0

Total liabilities	9,917,653.7	9,297,756.9

MINORITY INTEREST	1.0	1.2

SHAREHOLDERS’ EQUITY:
Capital and reserves	596,254.4	539,210.6
Other equity accounts	(1,871.8)	1,482.8
Net income for the year	180,723.7	158,122.4

Total shareholders’ equity	775,106.3	698,815.8

Total liabilities and shareholders’ equity	10,692,761.0	9,996,573.9

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

	2005	2004
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	680,148.1	562,933.6
Gains from trading activities	14,212.8	21,010.5
Income from fees and other services	173,340.8	151,041.4
Gains from foreign exchange transactions	7,570.7	18,295.6
Other operating income	14,266.4	21,663.6

Total operating revenues	889,538.8	774,944.7
Less:
Interest expense	(310,350.7)	(222,636.7)
Losses from trading activities	(10,924.3)	(24,274.2)
Expenses from fees and other services	(32,735.8)	(28,467.4)
Other operating expenses	(17,078.0)	(12,829.4)

Gross margin	518,450.0	486,737.0
Personnel salaries and expenses	(150,615.9)	(140,917.3)
Administrative and other expenses	(108,926.1)	(92,154.3)
Depreciation and amortization	(18,205.1)	(18,011.0)

Net margin	240,702.9	235,654.4
Provision for loan losses	(23,663.7)	(43,636.0)

Total operating income	217,039.2	192,018.4

NON OPERATING RESULTS:
Non operating income	7,858.8	4,994.3
Non operating expenses	(12,014.5)	(12,596.9)
Equity participation in net income (loss) in investments in other
companies	681.3	451.3
Net loss from price-level restatement	(11,449.8)	(7,734.5)

Income before income taxes	202,115.0	177,132.6
Income taxes	(21,390.9)	(19,009.1)

Income after income taxes	180,724.1	158,123.5
Minority interest	(0.4)	(1.1)

Net income for the year	180,723.7	158,122.4

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices”

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager